

February 19, 2010

<u>Via Mail and Facsimile (86 (21) 57940050)</u>

Rong Guangdao
Chairman
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road
Jinshan District, Shanghai, 200540
The People's Republic of China

> **Re:** **Sinopec Shanghai Petrochemical Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 20, 2009**
> **File No. 1-12158**
> **Response Letter Filed January 27, 2010**

Dear Mr. Guangdao:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note in your responses to our prior comments that you state that the volume of crude oil purchased from Iran in 2009 represented no more than .6% of your annual volume of crude oil and that revenue generated from the import of crude oil sourced from Iran is not material to your overall financial performance. We also note your statement that you anticipate that the volume of your purchases of crude oil sourced from Iran, Sudan, Syria and Cuba will continue to be small. Please tell us the percentage of volume that crude oil purchases from Iran, Syria,

Sudan and Cuba represented for the last three fiscal years and the amount of revenue generated from the import of crude oil sourced from Iran, Syria, Sudan and Cuba for the last three fiscal years.

2. We note your response to comment 2 of our letter dated December 29, 2009. With a view toward disclosure, please discuss further the potential for reputational harm from the apparent activity of related entities in countries identified by the U.S. government as state sponsors of terrorism, including purchases of crude oil from Iran and Sudan by Sinopec Corp. and extensive operations in Iran, Syria, Cuba and Sudan by Sinopec Group. In this regard, we point again to various news articles specifically identifying Sinopec Shanghai Petrochemical as a target for divestment. These include articles that identify several institutional investors that have divested your stock because of Sinopec activity in Sudan.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance